Rule 12b-1 Distribution Plan and Agreement

     RULE 12b-1 DISTRIBUTION PLAN AND AGREEMENT dated as of the ____th day of December, 1995 by and between LORD ABBETT TAX-FREE INCOME FUND, INC., a Maryland corporation (the "Corporation") on behalf of its CALIFORNIA SERIES (the "Series"), and LORD, ABBETT & CO., a New York partnership (the "Distributor").

         WHEREAS, the Corporation is an open-end management investment company and is registered as such under the Investment Company Act of 1940, as amended (the "Act"); and the Distributor acts as the Corporation's distributor pursuant to the Distribution Agreement between the Corporation and the Distributor, dated the 29th day of February, 1984, as amended.

         WHEREAS, the Corporation desires to adopt a Distribution Plan and Agreement (the "Plan") for the Series with the Distributor, as permitted by Rule 12b-1 under the Act, pursuant to which the Series may make certain payments to the Distributor for payment to broker-dealers with respect to the distribution of shares of the Series.

         WHEREAS, the Corporation's Board of Directors has determined that there is a reasonable likelihood that the Plan will benefit the Series and its shareholders.

         NOW, THEREFORE, in consideration of the mutual covenants and of other good and valuable consideration, receipt of which is hereby acknowledged, it is agreed as follows:

         1. The Corporation hereby authorizes the Distributor to enter into distributor's agreements (the "Distributor's Agreements") with independent broker-dealers appointed by the Distributor providing for the payment to such broker-dealers of distribution fees which the Distributor receives from the Series in order to provide additional incentives to the broker-dealers (i) to sell shares of the Series and (ii) to provide continuing personal, information and investment services to their shareholder accounts and otherwise to encourage their accounts to remain invested in the Series. The provisions of sections 1 and 2 of the Plan go into effect (the "effective date") on the first day of the calendar quarter subsequent to the Series' net assets reaching $100 million with respect to accounts existing at the time and covered by Distributor's Agreements, except with respect to certain accounts for which tracking data is not available, such as street name accounts.

         2. The Series shall pay to the  Distributor  pursuant to this Plan fees
(i) for services at an annual rate not to exceed .25 of 1% of the average daily net asset value of the shares of the Series, sold on or after the effective date, and held in each account covered by the Distributor's Agreements and .15 of 1% of the average daily net asset value of such shares, sold prior to the effective date, and held in any such account; and (ii) in a one-time sales distribution payment of 1% of the net asset value of such shares, sold on or after the effective date, in the amount of $1 million or more. The fees mentioned in (i) and (ii) of this paragraph are for the purposes mentioned in
(ii) and (i), respectively, of paragraph 1 of this Plan. In determining whether a shareholder has made such an investment of $1 million or more, the investment may be deemed to include the value of other shares of the Series and the value of the shares of any other Lord Abbett sponsored fund or series that has a Rule 12b-1 plan deemed comparable to this Plan for this purpose by the Board of Directors of the Corporation (a "Lord Abbett Rule 12b-1 Fund") which the shareholder could include within the right of accumulation or statement of intention privileges described in the Corporation's Prospectus as in effect at such time. Such fees shall be calculated and paid quarterly, subject to change by the Board of Directors of the Corporation in the manner contemplated in paragraph 11 of this Plan.

         3. If any shares subject to the 1% sales distribution fee described in paragraph 2 are redeemed out of the family of funds sponsored by Lord Abbett on or before the end of the twenty-fourth month after the month in which the shares were purchased (the "twenty-fourth month end"), the shareholder will be required to reimburse the Series by paying a contingent deferred reimbursement charge of 1% of the lesser of the cost or then net asset value of the shares; provided, however, that such reimbursement charge shall not apply to redemptions by tax qualified retirement plans under Section 401 of the Internal Revenue Code due to plan loans, hardship withdrawals, death, retirement or separation from service with respect to plan participants. If such shares in the Series are exchanged for shares of another Lord Abbett Rule 12b-1 Fund and the shares of the other fund are later redeemed out of the family before the twenty-fourth month end, the 1% contingent deferred reimbursement charge will be collected by the other Lord Abbett Rule 12b-1 Fund at the time of redemption and will be paid to the Series. Effective the date hereof, the Series also will collect such a charge for another Lord Abbett Rule 12b-1 Fund in a similar situation. Adoption of this provision in similar Plans by the other Lord Abbett Rule 12b-1 Funds and their shareholders represents the agreement of such funds to collect such charges from their shareholders. The timing, categories and calculation of this charge may be changed by the Corporation's Board of Directors in the manner contemplated in paragraph 11 of this Plan.

         4. Subject to the limits in paragraph 2, the Distributor may use such amounts received from the Series to finance any activity which is primarily intended to result in the sale of shares of the Series including, but not limited to, commissions or other payments relating to selling or servicing efforts, provided: (i) that the Corporation's Board of Directors (in the manner contemplated in paragraph 11 of this Plan) shall have approved the timing, categories and calculation of such payments, and (ii) the Distributor shall neither retain any portion of such payments, nor use such payments for its obligations under the above-mentioned Distribution Agreement.

         5. The value of the net assets of the Series shall be determined as provided in the Articles of Incorporation of the Corporation. If the Distributor waives all or a portion of fees which are to be paid by the Series hereunder, the Distributor shall not be deemed to have waived its rights under this Agreement to have the Series pay such fees in the future.

         6. The Secretary of the Corporation, or in his absence the Chief Financial Officer, is hereby authorized to direct the disposition of monies paid or payable by the Series hereunder and shall provide to the Corporation's Board of Directors, and the Directors shall review, at least quarterly, a written report of the amounts so expended pursuant to this Plan and the purposes for which such expenditures were made.

         7. Neither this Plan nor any other transaction between the parties hereto pursuant to this Plan shall be invalidated or in any way affected by the fact that any or all of the directors, officers, stockholders, or other representatives of the Corporation are or may be "interested persons" of the Distributor, or any successor or assignee thereof, or that any or all of the directors, officers, partners, or other representatives of the Distributor are or may be "interested persons" of the Corporation, except as otherwise may be provided in the Act.

         8. The Distributor shall give the Corporation the benefit of the Distributor's best judgment and good faith efforts in rendering services under this Plan. Other than to abide by the provisions hereof and render the services called for hereunder in good faith, the Distributor assumes no responsibility under this Plan and, having so acted, the Distributor shall not be held liable or held accountable for any mistake of law or fact, or for any loss or damage arising or resulting therefrom suffered by the Corporation, the Series or any of the stockholders, creditors, directors, or officers of the Corporation; provided however, that nothing herein shall be deemed to protect the Distributor against any liability to the Corporation or the Series' stockholders by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties hereunder, or by reason of the reckless disregard of its obligation and duties hereunder.

         9. This Agreement shall be effective upon the date hereof (subject to the effective date provisions of section 1), and shall continue in effect for a period of more than one year from such date only so long as such continuance is specifically approved at least annually by a vote of the Board of Directors of the Corporation, including the vote of a majority of the directors who are not "interested persons" of the Corporation and who have no direct or indirect financial interest in the operation of this Plan or in any agreement related to the Plan, cast in person at a meeting called for the purpose of voting on such renewal.

         10. This Plan may not be amended to increase materially the amount to be spent by the Series hereunder without the vote of a majority of its outstanding voting securities and each material amendment must be approved by a vote of the Board of Directors of the Corporation, including the vote of a majority of the directors who are not "interested persons" of the Corporation and who have no direct or indirect financial interest in the operation of this Plan or in any agreement related to the Plan, cast in person at a meeting called for the purpose of voting on such amendment .

         11. Amendments to this Plan other than material amendments of the kind referred to in the forgoing paragraph 10 may be adopted by a vote of the Board of Directors of the Corporation, including the vote of a majority of the directors who are not "interested persons" of the Corporation and who have no direct or indirect financial interest in the operation of this Plan or in any agreement related to this Plan. The Board of Directors of the Corporation may, by such a vote, interpret this Plan and make all determinations necessary or advisable for its administration.

         12. This Plan may be terminated at any time without the payment of any penalty by (a) the vote of a majority of the directors of the Corporation who are not "interested persons" of the Corporation and have no direct or indirect financial interest in the operation of this Plan or in any agreement related to the Plan, or (b) by vote of a majority of the outstanding voting securities of the Series. This Plan shall automatically terminate in the event of its assignment. The terms "interested persons," "assignment" and "vote of a majority of the outstanding voting securities" shall have the same meaning as those terms are defined in the Act.

         IN WITNESS WHEREOF, each of the parties has caused this instrument to be executed in its name and on its behalf by its duly authorized representative as of the date first above written.

                     LORD ABBETT TAX-FREE INCOME FUND, INC.

                                    By:

                                            Chairman of the Board

ATTEST:

Assistant Secretary

                                    LORD, ABBETT & CO.

                                    By:
                                            Partner